Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Earnings:
Income (loss) before income taxes	$(4)	$46	$(27)	$44
Less: capitalized interest	(15)	(11)	(43)	(30)
Add: fixed charges	93	86	259	246
Amortization of capitalized interest	1	1	1	1

Adjusted earnings	$75	$122	$190	$261

Fixed charges:
Interest expense	$57	$57	$163	$162
Amortization of debt costs	7	1	10	4
Rent expense representative of interest	29	28	86	80

Total fixed charges	$93	$86	$259	$246

Ratio of earnings to fixed charges (1)	—	1.41	—	1.06

(1)	Earnings were inadequate to cover fixed charges by $18 million and $69 million for the three months and the nine months ended September 30, 2008, respectively.